STATEMENT OF INVESTMENTS

Dreyfus Cash Management

October 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--43.9%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
5.33%, 11/13/07	200,000,000	200,000,000
Allied Irish Banks PLC (London)		
5.33%, 11/6/07 - 11/8/07	200,000,000	200,000,000
American Express Centurion Bank		
5.20%, 1/4/08	23,000,000	23,000,000
American Express Company		
5.20%, 1/4/08	100,000,000	100,000,000
Banca Monte dei Paschi di Siena SpA (London) (Yankee)		
5.04% - 5.80%, 12/13/07 - 1/24/08	840,000,000	840,004,980
Banco Bilbao Vizcaya Argentaria Puerto Rico (London) (Yankee)		
5.24%, 1/15/08	500,000,000	500,007,195
Bank of Ireland (Yankee)		
5.20%, 12/11/07	43,200,000 a	43,223,403
Bank of Scotland PLC (London)		
5.52%, 12/20/07	100,000,000	100,000,000
Barclays Bank PLC (Yankee)		
5.08% - 5.25%, 1/9/08 - 3/19/08	800,000,000	800,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
5.33%, 11/6/07	100,000,000	100,000,000
Canadian Imperial Bank of Commerce		
5.84%, 11/2/07	2,800,000 b	2,800,000
Credit Agricole (London)		
5.31%, 11/1/07	150,000,000	150,000,000
Credit Suisse (Yankee)		
5.31%, 11/8/07	400,000,000	400,000,000
DEPFA BANK PLC (Yankee)		
4.92% - 5.12%, 1/23/08 - 1/30/08	700,000,000 a	700,000,000
HBOS Treasury Services PLC (London)		
5.80%, 12/11/07	400,000,000	400,000,000
HSH Nordbank AG (Yankee)		
5.30% - 5.45%, 11/5/07 - 11/13/07	400,000,000 a	400,000,000
Landesbank Hessen-Thuringen Girozentrale (London)		
5.31%, 11/9/07	100,000,000	100,000,000
Mizuho Corporate Bank (Yankee)		
5.04%, 11/16/07	200,000,000	200,000,000
Natixis (Yankee)		
5.30%, 11/5/07	100,000,000	100,000,000
Royal Bank of Canada (Yankee)		
5.35%, 11/9/07	5,700,000	5,699,836
Royal Bank of Scotland PLC (Yankee)		
5.20% - 5.68%, 11/19/07 - 1/10/08	750,000,000	750,000,000
Skandinaviska Enskilda Banken AB (Yankee)		
5.03% - 5.46%, 11/13/07 - 2/25/08	370,000,000	370,000,000
Societe Generale (London) (Yankee)		
5.20% - 5.35%, 1/4/08 - 1/18/08	550,000,000	549,999,329

Svenska Handelsbanken (Yankee)		
5.53%, 11/14/07	200,000,000	200,000,000
Swedbank (ForeningsSparbanken AB) (Yankee)		
5.12%, 4/7/08	250,000,000	250,000,000
UBS AG (Yankee)		
5.50%, 3/12/08	220,000,000	220,000,000
UniCredito Italiano SpA (London) (Yankee)		
5.14% - 5.30%, 12/21/07 - 2/19/08	530,000,000	530,002,478
Wachovia Bank, N.A.		
5.50%, 11/26/07	200,000,000	200,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $8,434,737,221)		**8,434,737,221**

Commercial Paper--32.3%

Allied Irish Banks PLC		
5.06%, 2/20/08	100,000,000	98,467,583
Aquinas Funding LLC		
5.25% - 5.29%, 12/20/07 - 1/2/08	144,375,000 [a]	143,273,939
Atlantis One Funding Corp.		
5.20% - 5.29%, 1/4/08 - 1/17/08	560,000,000 [a]	554,226,658
Bank of America Corp.		
5.32%, 12/27/07	250,000,000	247,975,833
Bank of America N.A.		
5.32%, 11/9/07	200,000,000	199,767,689
Barclays U.S. Funding Corp.		
5.16%, 4/4/08	100,000,000	97,834,306
Bavaria TRR Corp.		
5.07%, 11/20/07	200,000,000 [a]	199,466,944
Cancara Asset Securitisation Ltd.		
5.29%, 1/15/08	300,000,000 [a]	296,740,625
Chariot Funding LLC		
5.22%, 12/20/07	76,424,000 [a]	75,888,289
Citigroup Funding Inc.		
5.35% - 5.57%, 12/4/07 - 3/7/08	570,000,000	562,329,161
Commerzbank U.S. Finance Inc.		
5.13% - 5.14%, 2/15/08 - 2/22/08	800,000,000	787,624,750
Dexia Delaware LLC		
5.08%, 12/7/07	450,000,000	447,732,000
FCAR Owner Trust, Ser. I		
5.08% - 5.42%, 11/6/07 - 1/22/08	480,000,000	476,331,728
Gotham Funding Corp.		
5.35%, 1/31/08	100,000,000 [a]	98,672,917
Harrier Finance Funding Ltd.		
5.31%, 11/9/07	100,000,000 [a]	99,885,222
ICICI Bank Ltd.		
5.35%, 12/14/07	8,500,000	8,447,046
JPMorgan Chase & Co.		
5.15%, 2/4/08	200,000,000	197,329,444
Morgan Stanley		
5.20%, 3/28/08	50,000,000	48,958,861
Old Line Funding LLC		
5.15%, 12/13/07	90,395,000 [a]	89,857,150
Raiffeisen Zentralbank Oesterreich		

5.30%, 11/2/07	150,000,000	149,978,479
Santander Central Hispano Finance (Delaware) Inc.		
5.51%, 3/14/08	202,000,000	197,969,876
Scaldis Capital Ltd.		
5.15% - 5.28%, 12/13/07 - 12/21/07	45,686,000 a	45,372,347
Societe Generale N.A. Inc.		
5.11% - 5.31%, 11/5/07 - 1/8/08	232,000,000	230,425,646
Solitaire Funding Ltd.		
5.00% - 5.15%, 1/18/08 - 1/29/08	450,000,000 a	444,688,875
Swedbank (ForeningsSparbanken AB)		
5.22%, 1/8/08	84,100,000	83,281,894
Tempo Finance Ltd.		
5.35%, 1/31/08	125,000,000 a	123,341,146
Windmill Funding Corp.		
5.13% - 5.14%, 12/4/07 - 12/14/07	194,700,000 a	193,598,645
Total Commercial Paper		
(cost $6,199,467,053)		**6,199,467,053**

Corporate Notes--6.6%

Cullinan Finance Ltd.		
4.57%, 4/22/08 - 5/15/08	300,000,000 a,b	299,983,962
Fifth Third Bancorp		
4.95%, 11/23/07	200,000,000 b	200,000,000
General Electric Capital Corp.		
4.91%, 11/26/07	100,000,000 b	100,000,000
Links Finance LLC		
4.57%, 11/20/07	100,000,000 a,b	99,999,480
Morgan Stanley		
5.25%, 11/6/07	250,000,000 b	250,000,000
Sigma Finance Inc.		
4.57%, 11/6/07 - 1/15/08	325,000,000 a,b	324,998,215
Total Corporate Notes		
(cost $1,274,981,657)		**1,274,981,657**

Promissory Note--2.1%

Goldman Sachs Group Inc.		
5.07% - 5.20%, 4/1/08 - 6/17/08		
(cost $410,000,000)	410,000,000 c	**410,000,000**

Time Deposits--2.6%

Branch Banking & Trust Co. (Grand Cayman)		
4.50%, 11/1/07	417,000,000	417,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
4.44%, 11/1/07	90,000,000	90,000,000
Total Time Deposits		
(cost $507,000,000)		**507,000,000**

Repurchase Agreements--12.5%

Bear Stearns Cos. Inc.		
5.04%, dated 10/31/07, due 11/1/07 in the amount of		
$190,026,000 (fully collateralized by $195,105,000		
Federal Home Loan Mortgage Corp., Participation		
Certificates, 5.50%, due 11/1/37, value $193,800,359)	190,000,000	190,000,000
Citigroup Global Markets Holdings Inc.		
5.09%, dated 10/31/07, due 11/1/07 in the amount of		

$160,022,611 (fully collateralized by $170,679,050 Corporate Bonds, 4.80%-8.875%, due 8/15/08-6/1/66, value $164,800,000)	160,000,000	160,000,000
Credit Suisse (USA) Inc.		
5.09%, dated 10/31/07, due 11/1/07 in the amount of $300,042,396 (fully collateralized by $299,146,000 Corporate Bonds, 3.50%-9.36%, due 5/15/08-11/1/34, value $309,002,988)	300,000,000	300,000,000
Deutsche Bank Securities		
5.06%, dated 10/31/07, due 11/1/07 in the amount of $400,056,194 (fully collateralized by $10,239,769,856 Corporate Bonds, 0%-10.965%, due 4/15/10-12/11/49, value $412,000,000)	400,000,000	400,000,000
Merrill Lynch & Co. Inc.		
5.09%-5.10%, dated 10/31/07, due 11/1/07 in the amount of $500,070,764 (fully collateralized by $520,944,487 Corporate Bonds, 5.375%-10.25%, due 12/15/07-5/1/37, value $525,007,749)	500,000,000	500,000,000
Morgan Stanley		
4.80%, dated 10/31/07, due 11/1/07 in the amount of $500,066,667 (fully collateralized by $1,420,884,328 Corporate Bonds, 0%-9.878%, due 4/22/19-10/25/46, value $518,759,339)	500,000,000	500,000,000
UBS Securities LLC		
5.04%, dated 10/31/07, due 11/1/07 in the amount of $358,050,095 (fully collateralized by $313,802,000 Corporate Bonds, 1.75%-7.875%, due 7/26/10-10/1/37, value $368,741,746)	358,000,000	358,000,000
Total Repurchase Agreements (cost $2,408,000,000)		**2,408,000,000**
Total Investments (cost $19,234,185,931)	**100.0%**	**19,234,185,931**
Cash and Receivables (Net)	**.0%**	**4,557,815**
Net Assets	**100.0%**	**19,238,743,746**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $4,233,217,817 or 22.0% of net assets.

b Variable rate security--interest rate subject to periodic change.

c These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 9/21/07 to 10/2/07 at a cost of $410,000,000. At October 31, 2007, the aggregate value of these securities was $410,000,000 representing 2.1% of net assets and are valued at amortized cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.